NESTLÉ S.A.

82-1252

03 MAR 11 AM 7:21

SHARE TRANSFER OFFICE

SEC
Office International Corp. Finance
450 Fifth Avenue, Room 3094
US-Washington, DC 20549

SUPPL

03007265

OUR REF. EE/cds CHAM (SWITZERLAND) , March 3, 2003

Nestlé S.A. 136th Ordinary General Meeting of Shareholders

Dear Madam, Dear Sir,

We have pleasure in sending you herewith, for information, a copy of the English text of the invitation to the 136th Ordinary General Meeting of Shareholders, which will take place on April 3, 2003, in Lausanne (Switzerland).

Publication by the press in Switzerland is planned for Friday, March 7, 2003.

Yours sincerely,

NESTLÉ S.A.

Share Transfer Office

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

dlw 3/11

Enclosures

NESTLÉ S.A.

NESTLÉ S.A., Cham and Vevey (Switzerland)

The shareholders are hereby invited to the

136th Ordinary General Meeting of Shareholders

to be held on Thursday, April 3, 2003, at 3.00 p.m.
at the "Palais de Beaulieu" in Lausanne (Switzerland)

Agenda and proposals of the Board of Directors

1 Annual report; accounts of Nestlé S.A. and of the Nestlé Group; reports of the auditors

1a 2002 annual report and accounts of Nestlé S.A.; report of the auditors
Proposal:
Approval of the 2002 annual report and accounts of Nestlé S.A.

1b 2002 consolidated accounts of the Nestlé Group; report of the Group auditors
Proposal:
Approval of the 2002 consolidated accounts of the Nestlé Group

2 Release of the Board of Directors and of the Management
Proposal:
Release of the members of the Board of Directors and of the Management

3 Decision on the appropriation of profits resulting from the balance sheet of Nestlé S.A.
Proposal:

Retained earnings		
Balance brought forward from 2001	CHF	1 184 101
Profit for the year 2002	CHF	3 328 174 639
	CHF	3 329 358 740
Proposed appropriations		
Allocation to the special reserve	CHF	559 000 000
Dividend for 2002, CHF 7.— per share on 386 920 741 shares	CHF	2 708 445 187
Dividend for 2002, CHF 7.— per share on 748 315 shares reserved for the option rights which may be exercised in the year 2003, on 3 527 680 shares to cover warrants attached to bond issues and on 4 470 644 shares held for trading purposes	CHF	61 226 473
	CHF	3 328 671 660
Balance to be carried forward	CHF	687 080

4 Elections to the Board of Directors
Proposal:
Re-election of
Peter Böckli (for a term of 5 years)
Election of
Andreas Koopmann (for a term of 5 years)

Admission cards

The shareholders recorded in the Share Register with voting rights will receive, within the next few days, the invitation to the General Meeting, together with a reply form to order an admission card or grant a proxy. Only shareholders who are on record in the Share Register with voting rights on March 14, 2003, are entitled to exercise their voting rights.

Proxies

The *shareholders* who are not able to attend the General Meeting in person can be represented by another shareholder registered with voting rights, by Nestlé S.A. (the "Company") or by the independent representative pursuant to Article 689c of the Swiss Code of Obligations, Mr. Jean-Ludovic Hartmann, attorney, Boulevard de Pérolles 7, CH-1701 Fribourg, Switzerland. In case of representation by Nestlé S.A., the vote will be cast in favour of the Board of Directors' proposals, unless specifically instructed otherwise. Signed proxies left in blank will be deemed to be granted to Nestlé S.A. and treated in the same manner. Proxies for the independent representative can be sent directly to the above mentioned address or to the Share Transfer Office in Cham.

Pursuant to article 689d of the Swiss Code of Obligations, *depositories (représentants dépositaires)* are requested to notify the Company of the number of shares represented by them in due time, but at the latest by April 3, 2003, at 2:45 p.m. Institutions subject to the Swiss Federal Law regarding Banks and Savings Banks of November 8, 1934, as well as professional asset managers qualify as depositories.

The 2002 Management Report is available as from March 17, 2003 on the internet (www.nestle.com) and can be consulted or ordered at the Registered Offices in Cham (Share Transfer Office) and Vevey (Secretary General).

Shareholders are requested to address any correspondence concerning the General Meeting to the Share Transfer Office of Nestlé S.A., P.O. Box 380, CH-6330 Cham (Switzerland).

The Board of Directors

Cham and Vevey, March 7, 2003
Switzerland